Issuer Free Writing Prospectus dated December 6, 2023
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated December 1, 2023
Registration Statement No. 333-275665

COR3 & Co. (Holdings) Limited

COR3&CO

3,875,000 Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of COR3 & Co. (Holdings) Limited (the "Company") and should be read together with the preliminary prospectus dated December 1, 2023 (the "Preliminary Prospectus") that was included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-275665), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1982661/000149315223043351/formf-1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Tom Li from Eddid Securities USA Inc at 11 Broadway Suite 801. New York, NY 10004 United States or through email at ecm@eddidusa.com

Important Notices and Disclaimers

This presentation relates to the proposed public offering of ordinary shares ("Shares") of COR3 & Co. (Holdings) Limited, a Cayman Islands company ("we," "us, "our," or the "Company") and should be read together with the Registration Statement we filed with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates.

The Company has filed a registration statement on Form F-1 with the SEC relating to the proposed public offering of its securities in the United States, but the registration statement has not yet become effective. The proposed offering of the Company's securities to be made in the United States will be made solely on the basis of the information contained in the prospectus included in such registration statement, as amended. Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in the prospectus.

This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a "prospectus" within the meaning of the U.S. Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering. Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in the prospectus relating to the proposed offering. In evaluating its business, the Company uses or may use certain non-IFRS measures as supplemental measures to review and assess its operating and financial performance. These non-IFRS financial measures have limitations as analytical tools, and when assessing the Company's operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with U.S. IFRS.

The issuer has filed a registration statement (including a prospectus) on Form F-1 (File No 333-275665) with the SEC https://www.sec.gov/Archives/edgar/data/1982661/000149315223043351/formf-1a.htm for the offering to which this communication relates. Before you invest, you should read the prospectus, registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website (www.sec.gov). Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Tom Li from Eddid Securities USA Inc at 11 Broadway Suite 801. New York, NY 10004 United States or through email at ecm@eddidusa.com or contact Brandon Chong from COR3 & Co. (Holdings) Limited via email: brandon.chong@histyle.com.my.

Forward-Looking Statements

This presentation contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management's Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

Offering Summary

Offering Type	Initial Public Offering
Exchange Symbol	Nasdaq : COC (pending approval)
Securities Offered	3,875,000 Ordinary Shares 2,250,000 Ordinary Shares by the Company; and an aggregate of 1,625,000 Ordinary Shares (as to 1,175,000 Ordinary Shares by Soaring Fame, 73,000 Ordinary Shares by Emprise Ahead, 190,000 Ordinary Shares by Vantage Success, 150,000 Ordinary Shares by Alpha Summit and 37,000 Ordinary Shares by Shao Qi)
Expected Offering Price Range	US$4.00 – US$5.00 per Ordinary Share
Gross Proceeds to the Company	US$9,000,000 – US$11,250,000 (US$8,460,000 – US$10,575,000, after deducting underwriting fee)
Use of Proceeds	We intend to use the net proceeds for the following purposes:- (i) For online expansion of our retail network; (ii) For expansion and upgrading of our retail outlets; (iii) For geographical expansion; (iv) For repayment to shareholders; (v) For reducing gearing by repaying certain bank loans; and (vi) For general working capital.
Underwriter	Eddid Securities USA Inc.

Company Overview

- COR3 & Co. is a Cayman Islands Company with a founding operating entity HI Style (M).
- We are principally engaged in the retail of fashion apparel through our four brands, (i) HI Style, (ii) Fave, (iii) SUB and (iv) Bottled Dream.
- We are committed to providing our customers with affordable, trendy, and comfortable clothing that fits their lifestyle. We empower our customers to express themselves through fashion by connecting them with a diverse range of fashion products. We products across our e-commence platforms and retail stores respectively. We operate 42 retail stores, employing more than 250 staff across Malaysia and Singapore. We believe our retail strategy allows us to interact more directly with and gain insights from our customers while providing us with greater control of our brand.


SUB
HI STYLE
FAVE

Company Overview

- Our vision is to offer fashionable apparel products at affordable prices and reliable quality, improve the satisfaction of our customers, and provide opportunities for growth for our employees. The founding principles established by our founders drive our distinctive corporate culture and promote a set of core values that attracts passionate and motivated employees. We believe the passion and dedication of our management and employees allow us to successfully execute our business strategy, enhance brand loyalty and create a distinctive connection with our customers. To this end, we have successfully achieved ISO 9001:2015 certification. This certification affirms that organizations attaining it have effectively showcased their capability to consistently deliver products and services that align with customer requirements, while actively striving to improve customer satisfaction.

HI STYLE FAVE® SUB BOTTLED DREAM

Company Overview

- Our products consist of knitted and woven apparels such as t-shirts, trousers, hoodies, jackets, dresses and shorts for men and women.



HI STYLE
Men
Women
SALE
Collection
Product Category
New Arrivals
Types

Our Business

We are principally engaged in the retail of fashion apparel through our four brands below:-

HI STYLE

FΛVE®

SUB

BOTTLED DREAM

HI Style

Focuses on menswear products

Fave

Focuses on womenwear products

SUB

A brand designed for those seeking high quality material clothing and timeless apparel options

Bottled Dream

Caters to the preferences of our younger customers seeking a more casual look

Company Strengths

1. **Established network of retail stores covering selected strategic geographical locations**. Our retail stores are located in shopping malls, department stores and freestanding premises in prime locations to attract our target customers.

2. **Our websites and the HI STYLE App are intuitive and user-friendly resulting in a compelling user experience.** We have developed our websites and the HI STYLE App to offer an intuitive and user-friendly experience and ensure an enhanced user journey.

3. **Superior design and sourcing.** Drawing upon our management team's extensive experience and expertise in the apparel industry, we possess an unparalleled understanding of manufacturing, design, sourcing, and supply capabilities.

4. **Strict quality assurance and control measures.** We are committed to ensuring that our apparel products continue to meet the highest standards and have implemented strict quality assurance and control measures.

5. **Experienced management team.** Bolstered by our executive management team's extensive experience in the apparel industry, we have successfully cultivated sustainable business strategies, demonstrated foresight in anticipating fashion trends, effectively managed risks, navigated through the challenges

6. **Respect for Design Rights.** At the core of our values, we are committed to originality in our designs, ensuring that we uphold the utmost respect for third-party intellectual property rights, specifically design rights. Recognizing the legal implications associated with registered designs, we have proactively established a robust design policy.

Business - Our Sales Channels

The number of products offered on our e-commence platforms (websites and HI STYLE App) and retail stores are over 1,833 and 5,010, respectively.


HI STYLE
What's New
Hot Picks
Collection
App Exclusive Deals
Men Graphic Tee 2 @ RM 49.90
View Promotion List >
Men T-Shirts
Men Jeans
Men
Men Shorts

HI STYLE App


HI STYLE
Product Category
Types

Website

Through our HI STYLE App and websites, customers can access a broad range of fashion products from our brands. We have undertaken a number of efforts to ensure that the customer experience is as seamless as possible, such as optimizing our websites for mobile shopping and payments through e-wallets, online banking and credit cards.

Business - Our Sales Channels

We sell our fashion apparel and other lifestyle merchandise predominantly through our retail stores.


HI STYLE

HI Style Outlet – Mid Valley Southkey, Johor


SUB

New SUB Store opened at Sunway Pyramid.



Bottled Dream Outlet – KSL City, Johor


HI STYLE

HI Style Outlet in Singapore – Yishun Northpoint

Business Practices

These are some key features of our business practices we have implemented as part of our overall strategy.

01	Quality Control	After the shipment arrives from our suppliers, our inventory staff will check for defects, quality as well as quantity in accordance with our quality control policy. If there is any problem with the apparel products, our inventory staff would report to our merchandising team to follow up with the suppliers
02	Return Policy	Any defective products received by us would be returned to our suppliers and we generally do not incur any loss for product returns.
03	Pricing Strategy	Sales and operation teams are responsible for setting the retail prices of the products on our e-commerce platform and retail stores
04	Credit Policy and Payment Methods	We accept payment by major credit card brands (VISA, MasterCard and American Express) and our e-wallet on our e-commerce platform.
05	Inventory Procurement and Control	We impose a standardized procedure on procurement and inventory control and engage independent courier service providers to deliver our products to our customers.

Financial Highlights

Statement of profit or loss and other comprehensive income	Years Ended March 31,			
	2023	2023	2022	2021
	USD	RM	RM	RM
Revenues	13,190,856	58,212,076	28,253,298	28,156,163
Gross Profit	7,579,780	33,450,044	12,970,472	13,982,159
Comprehensive (loss)/ profit for the year	1,425,558	6,291,075	(4,731,873)	(6,855,829)

Statement of financial position	Years Ended March 31,			
	2023	2023	2022	2021
	USD	RM	RM	RM
Cash and cash equivalents	364,146	1,606,997	725,012	1,200,145
Total assets	11,083,152	48,910,643	33,351,770	42,685,179
Total liabilities	10,770,918	47,532,737	38,764,939	43,516,475

Corporate Structure immediately after the offering

Assuming the Ordinary Shares registered under the Resale Prospectus has not been sold by any Resale Shareholders.



Mr. CC Pwa
Mr. CT Pwa
60%
40%
Summit Knight
(a BVI company)
Shao Qi
(a Hong Kong company)
Emprise Ahead
(a BVI company)
Soaring Fame
(a BVI company)
Alpha Summiit
(a BVI Company)
Vantage Success
(a BVI company)
Harmonic Charm
(a BVI Company)
Public
3.61%
0.90%
2.21%
55.34%
1.32%
2.47%
2.76%
31.38%
Our Company
(a Cayman Company)
100%
Treasure Zenith
(a BVI company)
Mr. CS Pwa
100%
100%
100%
Sby
(a Malaysia company)
HI Style (M)
(a Malaysia company)
Sub Crew
(a Malaysia company)
60%
40%
HI Style (S)
(A Singapore company)
95%
5%
Immence
(a Malaysia company)
Mr. Lim

Board and Management Team - Executive Directors

Mr. Chong Chin Pwa

Executive Director, Chairman and Chief Executive Officer

Mr. Chong Chin Pwa is our Executive Director, Chairman and Chief Executive Officer. He established the Company with his brother, Mr. CT Pwa, in 2017. Since then, he has been focusing on the fashion and apparel retail business. Mr. CC Pwa is primarily responsible for the strategic planning and execution of the Group's strategies and overseeing our day-to-day operations.

Mr. CC Pwa has over 20 years of experience in the fashion retail industry. After completing his secondary school education, he joined the fashion retail industry and worked at a store selling men's apparel. Mr. CC Pwa is also the founder and managing director of HI Style. In 2008, he set up the first HI Style store located in Seremban, Negeri Sembilan, Malaysia.

Mr. Chong Tiong Pwa

Executive Director

Mr. Chong Tiong Pwa is our Executive Director. He established the Group with his brother, Mr. CC Pwa, in 2008. Mr. CT Pwa is primarily responsible for the overall management of the Company and oversees the Company's operations, functions and business activities.

Mr. CT Pwa has over 26 years of experience in the fashion retail industry. At the age of 21, Mr. CT Pwa opened his first men's fashion retail store selling men's jean in Seremban, Negeri Sembilan, Malaysia. At the age of 31, he opened a women's shoes store in Nilai, Negeri Sembilan, Malaysia. In 2011, Mr. CT Pwa joined HI Style as an executive director.

Board and Management Team - Independent Director Nominees

Mr. Bernard Tan Ban Tatt

Mr. Bernard Tan Ban Tatt will begin serving as an independent Director immediately as of the Company's listing on the Nasdaq Capital Market. Mr. Bernard Tan Ban Tatt will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Bernard Tan Ban Tatt has been in the audit and assurance field for over 15 years. From 2001 to 2005, he worked as an assistant manager in the audit & assurance division at Ernst & Young. From 2006 to 2016, he was a partner in the audit & assurance division at Baker Tilly Monteiro Heng. From 2017 to 2019, he was the chief financial official at OCR Group Berhad. He is currently a partner of BT & Associates where he provides audit, advisory and related services. He also serves as chairman of the audit committee of Asia Poly Holdings Bhd, Dolphin International Bhd and United U-Li Corporation Berhad.

Dato' Joseph Lim Heng Ee

Dato' Joseph Lim Heng Ee will begin serving as an independent Director immediately as of the Company's listing on the Nasdaq Capital Market. Dato' Joseph Lim Heng Ee will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Dato' Joseph Lim Heng Ee established Green Synergy Sdn. Bhd. in 2008 growing it into one of Malaysia's leading solution providers for the treatment and processing of oil palm biomass, producing value-added downstream products; a key process in converting biowaste to renewable energy in Palm Oil rich Malaysia. His involvement in the industry also drove him to spearhead a community education program involving 50 'Orang Asli' settlements that empowers the natives to turn their biomass into organic fertilizers, eliminating the traditional practice of open burning in that community.

Mr. Chong Chee Yen

Mr. Chong Chee Yen will begin serving as an independent Director immediately as of the Company's listing on the Nasdaq Capital Market. Mr. Chong Chee Yen will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Chong Chee Yen has over 20 years of experience as an engineer. From 2001 to 2005, he worked as an engineer in an engineering consultant firm. From 2005 to 2007, he was head of programme and lecturer at Inti International University. From 2007 to 2011, he was appointed as director of KT Perunding Sdn Bhd. From 2011 to 2022, he was a principal at Aries Engineering Consultant, Seremban where he acted as the lead consultant and civil & structural consultant in various projects. Since 2022, he established Aries Engineering Consultant Sdn Bhd and was appointed as managing director.

Board and Management Team - Officers

Mr. Brandon Chong

Chief Financial Officer

Mr. Brandon Chong is our Chief Financial Officer. He is responsible for the financial reporting of the Group, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax and indirect tax submissions; the preparation of budget and financial forecasts; as well as the development and implementation of financial policies and procedure in business processes. Mr Brandon Chong has been the Head of Finance of Hi Style Apparels Sdn Bhd since December 2022.

Ms. Chong Sui Chin

Chief Operating Officer

Ms. Chong Sui Chin is our Chief Operating Officer. She is responsible for driving the growth of the Company's business operations, in particular, our E-commerce business segment and implementation of marketing strategies. Ms. Chong Sui Chin is also responsible for generating data-driven commercial insights as well as increasing brand awareness and profitability. Ms. Chong Sui Chin joined the Company in 2010 as the marketing and E-commerce manager and was later promoted as the Chief Operating Officer in March 2023.

Mr. Tham Siew Heng

Merchandise Manager

Mr. Tham Siew Heng ("Mr. Hugo Tham") is our Merchandise Manager. He is responsible for overseeing the Company's sourcing, purchasing, delivery and pricing of products as well as the implementation of marketing strategies. Mr. Hugo Tham joined the Group since June 2016.

Mr. Hugo Tham has over 18 years of experience in merchandising. From 2004 to 2007, he was an assistant merchandiser in Padini Corporation Sdn Bhd. From 2007 to 2023, he was a merchandiser in Jordone Corporation Sdn. Bhd. From 2013 to 2016, he was a senior merchandiser in Padini Corporation Sdn Bhd.

Thank You

Contacts:

Underwriter
Eddid Securities USA Inc.
11 Broadway, Suite 801 New York, 10004
Email: ecm@eddidusa.com

Issuer
COR3 & Co. (Holdings) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Email: info@histyle.com.my